UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number 001-42685

Namib Minerals

(Translation of registrant’s name into English)

Suite 210, 2nd Floor, Windward III, Regatta Office Park
PO Box 500

Grand Cayman, Cayman Islands, KY1-1106

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On September 21, 2026, Namib Minerals (the “Company”) issued a press release announcing the completion of the dewatering programme at Redwing Mine.

The information included in this report on Form 6-K, including Exbibit 99.1, is being furnished and shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, and shall not be deemed to be incorporated by reference into any filing of the Company under the Securities Act of 1933, as amended, or the Exchange Act except to the extent specifically provided in such a filing.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release, dated September 21, 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAMIB MINERALS

By:	/s/ Siphesihle Mchunu
Name:	Siphesihle Mchunu
Title:	Chief Financial Officer

Date: September 21, 2026

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